

16014466

SECURI...

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-67568

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Seapine Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1455 East Putnam Avenue
(No. and Street)

Old Greenwich	CT	06870
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Estee Dorfman, FINOP — (781) 780-7069
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William J. Kidd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Seapine Securities LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William J. Kidd, Member



Clarice E. Webb
Notary Public-Connecticut
My Commission Expires
March 31, 2017

Sworn and subscribed to before me this 25th day of February, 2016.

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing page.
(x)	(b)	Balance Sheet.
( )	(c)	Statement of Income (loss).
( )	(d)	Statement of Member's Equity.
( )	(e)	Statement of Changes in Cash Flows.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)		Notes to Financial Statements.
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
()	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
( )	(l)	An Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
( )	(o)	Review report on managements' assertion letter regarding (k)(2)(i).
( )	(p)	Management's assertion letter regarding (k)(2)(i).

CONTENTS

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.212.448.0053

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Seapine Securities LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Seapine Securities LLC LLC

We have audited the accompanying financial statement of Seapine Securities LLC LLC, (the "Company") (a Limited Liability Company), which comprise the statement of financial condition as of December 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Seapine Securities LLC LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 8, 2016

Seapine Securities, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash	$ 25,432
Prepaid expenses	3,000
Other assets	1,945
	30,377
Property and equipment:	
Equipment	73,500
Furniture and Fixtures	9,639
Accumulated depreciation	(83,139)
Total Property and equipment - net	-
Total Assets	30,377

Liabilities and Members' Equity

Accounts payable and accrued expenses	8,360
Total liabilities	8,360
Members' equity	22,017
Total Liabilities and Members' Equity	$ 30,377

See accompanying notes to the financial statements

Seapine Securities, LLC
Notes to Financial Statements
December 31, 2015

NOTE 1 – DESCRIPTION OF THE COMPANY

Seapine Securities, LLC (the "Company") formed on November 26, 2006 is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the private placement of securities and corporate finance advisory services. The Company received its FINRA approval for membership on August 7, 2007. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

NOTE 2 – DEVELOPMENT STAGE OPERATIONS

In June 2014 the FASB issued ASU-2014. The Company has elected early application of ASU-2014.10 which eliminates the disclosure and presentation requirements of development stage entities.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Revenue and Expense Recognition:
Revenues are recognized as earned and realization is reasonably assured. Expenses are recognized as incurred.

Income Taxes:
No provision for federal or state income taxes is required since, as a partnership, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their tax returns. In accordance with U.S. generally accepted accounting principles regarding accounting for uncertainties in income taxes, management has analyzed the Company's tax positions taken on federal and state income tax returns for all open tax years (the current and prior three years) and has concluded that no provision for income taxes is warranted.

Estimates:
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Seapine Securities, LLC
Notes to Financial Statements
December 31, 2015

NOTE 4 – FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consists principally of cash. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. The carrying amounts of financial instruments including cash, accounts payable and accrued expenses approximate fair value as of December 31, 2015, because of the relatively short maturity of these instruments.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $5,000, whichever is greater. At December 31, 2015, the Company had net capital of $17,072 which was $12,072 in excess of its required net capital of $5,000.

NOTE 6 – RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the Company and its affiliate, the Company pays a monthly administrative fee for utilizing certain resources of the affiliate.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 8, 2016, the date the financial statements were issued. Based on this evaluation, no disclosures or adjustments were required to the financial statements as of December 31, 2015.

SEAPINE SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2015